COMMENTS RECEIVED ON JANUARY 16, 2018

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File Nos 033-09148 and 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 95

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund

Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 32

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Real Estate Equity Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

AMENDMENT NO. 46

Fidelity Money Market Central Fund, Fidelity Investment Grade Bond Central Fund, and Fidelity Real Estate Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current risk disclosure is appropriate.

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund, Fidelity International Equity Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Floating Rate Central Fund, and Fidelity Financials Central Fund

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of each fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(b), Instruction 2.

Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we explain whether derivatives will be used to gain exposure to the index. If so, add strategy and risk disclosure and confirm the notional value of the derivatives will not be included for purposes of each fund’s 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

All Funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

(Example from Fidelity Inflation-Protected Bond Index Central Fund)

“In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in debt securities by investing in other funds.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of each fund, each fund believes that it is appropriate to discuss the strategy in this section of each prospectus. In addition, each fund has clearly disclosed that these strategies are non‐principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity Investment Grade Bond Central Fund, Fidelity High Income Central Fund 1, and Fidelity Floating Rate Central Fund

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we describe hybrids and synthetic securities. Also, whether there are any investments in contingent convertible bonds and, if so, provide appropriate strategy and risk disclosure.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. The fund does not currently have any investments in contingent convertible bonds.

Fidelity International Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risk”

“Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations, especially in foreign markets, can be dramatic over the short as well as long term, and different parts of the market, including different market sectors, and different types of equity securities can react differently to these developments. For example, stocks of companies in one sector can react differently from those in another, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Changes in the financial condition of a single issuer can impact the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.”

C:

The Staff requests that we add a corresponding strategy to invest in small cap stocks, mid cap stocks, growth stocks, and value stocks in the Principal Investment Strategies section.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization or attribution. Accordingly, we have not modified disclosure.

Fidelity Real Estate Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we clarify that other companies have at least 50% of assets committed to or derive 50% of revenues or profits from the real estate industry.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies in the real estate industry and other real estate related investments.” It is not intended to provide a definitive or all‐inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has “at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate” or whether “a third party has given the company an industry or sector classification consistent with real estate.”

Fidelity Real Estate Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations, especially in foreign markets, can be dramatic over the short as well as long term, and different parts of the market, including different market sectors, and different types of equity securities can react differently to these developments. For example, stocks of companies in one sector can react differently from those in another, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Changes in the financial condition of a single issuer can impact the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.”

C:

The Staff requests that we add a corresponding strategy to invest in small cap stocks, growth stocks, and value stocks in the Principal Investment Strategies section.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization or attribution. Accordingly, we have not modified disclosure.

Fidelity International Equity Central Fund and Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Fidelity Floating Rate Central Fund and Fidelity High Income Central Fund 1

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for each fund.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity Floating Rate Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Floating Rate Loan Liquidity. Floating rate loans generally are subject to legal or contractual restrictions on resale. The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult, and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed, including extended trade settlement periods. Difficulty in selling a floating rate loan can result in a loss.”

C:

The Staff requests that we disclose that it may take longer than seven days for bank loans to settle. Also, how the fund intends to meet short-term liquidity needs which may result based on these settlement periods.

R:

We point out that the fund is not available for sale to the general public and is offered exclusively to affiliated products, each of which is managed by an investment professional who is aware both of the settlement practices of floating rate securities and liquidity considerations related thereto. Further, we note that the disclosure already references extended trade settlement periods. Accordingly, we have not modified disclosure.

Fidelity Floating Rate Central Fund and Fidelity High Income Central Fund 1

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff notes that the Principal Investments Risks section does not describe the risks associated with the fact that investments in bank loans may not be securities and therefore may not have protections noted under federal securities protection laws. The Staff requests we explain if the fund has considered adding these risks. If so, and it was determined that they are not principal risks, the Staff requests we explain the basis for that determination.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund includes loans and loan participations as part of this list, investments in these particular securities are not a principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

Fidelity Telecom Services Central Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund invests primarily in companies engaged in the development, manufacture, or sale of communications services or communications equipment. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.”

C:

The Staff asserts that the disclosure should read “telecom services or telecom equipment” rather than “communications services or communications equipment.”

R:

As part of its primary investment strategies, the fund invests not only telecom services and/or telecom equipment, but also other industries under the communications and/communications equipment umbrella. Further, we point out that the fund is not available for sale to the general public and is offered exclusively to affiliated products, each of which is managed by an investment professional who is well aware of the fund’s strategy in this regard. Accordingly, we have not modified disclosure.